UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.)

Gossamer Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38341P102

(CUSIP Number)

December 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Invus Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Invus Public Equities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Artal International S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Artal Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

CUSIP No. 38341P102	13G

1	NAMES OF REPORTING PERSONS Mr. Amaury Wittouck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,108,880*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,108,880*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,108,880*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Invus Public Equities, L.P. (“Invus Public Equities”) directly holds 12,058,968 shares of common stock, par value $0.0001 per share (the “Common Stock”), call options exercisable for 207,000 shares of Common Stock and warrants (“Warrants”) to purchase up to 842,912 shares of Common Stock, subject to a 4.99% beneficial ownership limitation in the Warrants. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the beneficial ownership limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 and assume the exercise of the Warrants by Reporting Persons. Beneficial ownership reported as of the date hereof. See Item 4.

Item 1(a).	Name of Issuer:

Gossamer Bio, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3013 Science Park Road, San Diego, California 92121

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) Invus Public Equities, L.P. (“Invus Public Equities”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC (“Invus PE Advisors”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Delaware limited liability company

(iii) Artal International S.C.A. (“Artal International”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg limited partnership

(iv) Artal International Management S.A. (“Artal International Management”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(v) Artal Group S.A. (“Artal Group”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vi) Westend S.A. (“Westend”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vii) Stichting Administratiekantoor Westend (the “Stichting”)

Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands

Citizenship: Netherlands foundation

(viii) Mr. Amaury Wittouck

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”)

Item 2(e).	CUSIP Number:

38341P102

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 14, 2023, Invus Public Equities directly held 12,058,968 shares of Common Stock, call options exercisable for 207,000 shares of Common Stock, with an exercise price of $2.00 per Share and expiration date of January 17, 2025 and warrants (the “Warrants”) to purchase up to 842,912 shares of Common Stock, with an exercise price of $2.04 per Share and expiration date of July 24, 2028, subject to a 4.99% beneficial ownership limitation in the Warrants described below. At December 14, 2023, Invus Public Equities was prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 4.99% of the total number of Shares then issued and outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”), which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. As a result, as of December 14, 2023, the Warrants were not exercisable and Reporting Persons beneficially owned an aggregate of 12,265,968 shares of Common Stock, consisting of (i) 12,058,968 shares of Common Stock and (ii) call options exercisable for 207,000 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of any Shares the issuance of which would violate such Beneficial Ownership Limitation.

Pursuant to a notice delivered to the Issuer by Reporting Persons on January 8, 2024, effective as of March 9, 2024, the Beneficial Ownership Limitation will be increased to 9.99% such that Invus Public Equities will be prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of Shares then issued and outstanding immediately after giving effect to the exercise. The Reporting Persons disclaim beneficial ownership of any Shares the issuance of which would violate such Beneficial Ownership Limitation.

Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and, accordingly, may be deemed to beneficially own the Shares held by Invus Public Equities. The Geneva branch of Artal International, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Artal International Management, as the managing partner of Artal International, controls Artal International and, accordingly, may be deemed to beneficially own the Shares that Artal International may be deemed to beneficially own. Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and, accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend, as the parent company of Artal Group, controls Artal Group and, accordingly, may be deemed to beneficially own the Shares that Artal Group may be deemed to beneficially own. The Stichting, as majority shareholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own.

(b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations are based on 225,409,314 shares of Common Stock outstanding as of November 3, 2023, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(c) As of the date hereof, the number of shares as to which Invus Public Equities, Invus PE Advisors, Artal International, Artal International Management, Artal Group, Westend, the Stichting and Mr. Wittouck has:

(i) Sole power to vote or to direct the vote:

13,108,880*

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

13,108,880*

(iv) Shared power to dispose or to direct the disposition of:

0

*	Subject to the Beneficial Ownership Limitation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT INDEX

Exhibit Number	Title

1.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

MR. AMAURY WITTOUCK

/s/ Amaury Wittouck

Dated: January 11, 2024